Mail Stop 0309	December 14, 2004

Takashi Kiyoizumi, M.D., Ph.D.
President and Chief Executive Officer
MediciNova, Inc.
4350 La Jolla Village Drive, Suite 950
San Diego, CA  92122

Re:	MediciNova, Inc.
	Amendment No. 1 to the Registration Statement on Form S-1
	File Number 333-119433

Dear Dr. Kiyoizumi:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Management`s Discussion and Analysis of Financial Condition, Page
28

Research and Development Expense, page 31

1. Please refer to your response to comment 41. The intent of our comment was to obtain more disaggregated research and development expense disclosure than what you have included in your amended S-1.
For each product candidate please disclose the research and development costs incurred to date and for each income period presented.


Liquidity and Capital Resources, page 35

2. We note from the additional disclosure on page 35 in response to comment 45 and the disclosure in Note 5 to the financial statements that your future potential milestones payments are significant.
Please disclose an estimate of the timing of amounts to be paid.

License and Master Services Agreement, page 40
3. We note your response to comment 56 and reissue the comment. Please note that we do not generally grant confidential treatment for redaction of individual milestone/royalty payments in connection with license agreements as we consider such information material to investors. However, we have as an exception permitted redaction of such individual amounts if the registrant discloses the aggregate milestone and/or royalty payments that you intend to pay or be paid under each agreement in the Form S-1. You will also need to disclose the amount you have paid to date as well as received to date under each agreement. Please revise your disclosure or advise us. Additionally, if you believe that the aggregate amount of these payments is not material to you, please provide us with the facts your belief is based on.
4. In addition, please note we are currently reviewing your application for confidential treatment. Any comments we may have on the application will be issued in a separate letter.

Financial Statements and Related Footnotes, page F-1

Note 1.  The Company, Basis of Presentation and Summary of
Significant Accounting Policies

Revenue Recognition, page F-9

5. Please disclose the significant terms of your development management agreements with Asahi Kasei Pharma Corporation and Argenes
Inc.

Note 6.  Redeemable Convertible Preferred Stock and Stockholders`
Equity

6. We note your response to comment 73. Please provide the following:

* Clarify why the fair value of the underlying common stock used to calculate the deemed dividend and the stock-based compensation related to the founders` warrants was 90% of the estimated low end of the IPO price.
* Disclose specifically what factors, assumptions, and methodology were used in estimating the fair value.
* Discuss each significant factor contributing to the difference between the fair value and (1) the estimated IPO price, or (2) the fair value as determined by that valuation (if a contemporaneous valuation was made).
* Clarify in the filing if the valuation used was contemporaneous or retrospective.

Founders` Common Stock and Warrant, page F-16

7. We note in your disclosure that you recorded additional stock-based compensation of $19,405,950 and $14,663,966 during the nine months ended September 30, 2004. The sum of the two amounts does not agree to the total amount you disclose of $31,264,677. Please revise your disclosure to reconcile these amounts.

*	*	*

      File a pre-effective amendment in response to these comments.
Provide a letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter.
The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the registration statement file number.
We may have comments after reviewing revised materials and your responses.

      Submit your request for acceleration at least two business days prior to the requested effective date.

      You may contact Dana Hartz at (202) 942-2976 or Mary Mast
(202)
942-1858 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at
(202)
942-2831 or John Krug at (202) 942-2979 with any other questions.
								Sincerely,



								Jeffrey Riedler
									Assistant Director


cc:  	Babak Yaghmaie, Esq.
	Pillsbury Winthrop LLP
	1540 Broadway
	New York, NY  10036






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